

Mail Stop 6010

July 29, 2008

Mr. Yoav Cohen
Chief Financial Officer
Vision-Sciences, Inc.
40 Ramland Road South
Orangeburg, New York 10962

           RE: **Vision-Sciences, Inc.**
                  Form 10-K for the fiscal year ended March 31, 2008
                  File No. 0-20970

Dear Mr. Cohen:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Yoav Cohen
Vision-Sciences, Inc.
July 29, 2008
Page 2

<u>Form 10-K for the fiscal year ended March 31, 2008</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41</u>

<u>Results of Operations, page 44</u>

<u>(iv) Restructuring Charge, page 48</u>

1.   We note that you incurred restructuring charges of $660,000 related to consolidation of certain facilities and termination of 24 employees.   Please revise future filings to disclose the expected effects on future earnings and cash flows resulting from your restructuring activities and whether you expect the cost savings to be offset by anticipated increases in other expenses or reduced revenues. In future periods, if actual savings anticipated by the restructuring plan not be achieved as expected or are achieved in periods other than as expected, discuss that outcome, its reasons and the possible effects on future operating results and liquidity. Refer to SAB Topic 5(p)(4)

<u>Note 1- Operations and Significant Accounting Policies, page F-6</u>

2.   We note from your disclosures on page 35 that you do not have sufficient historical warranty data for your videoscopes sales. We further note your disclosure on page F-24 that you commenced commercial shipment of your videoscope family of products in April 2008. Please tell us and revise future filings to disclose how this condition affects your revenue recognition for videoscopes. For reference see paragraphs 24 and 25 of SFAS 5.

<u>Note 6 – Segment Information, page F-17</u>

3.   We note that as of October 1, 2007 you began reporting under three reportable segments. Please revise your future filings to address the following:

   •   Describe the nature of any material adjustments in reconciling your segment assets to your consolidated assets. Refer to paragraph 31(c) and 32 of SFAS 131.

   •   Reconcile segment operating loss to your consolidated operating loss. In this regard we note that you have excluded restructuring charges from your operating loss. Refer to paragraph 32(b) of SFAS 131. To the extent restructuring charges relate to your reportable segments, please provide the disclosures indicated in SAB Topic 5(p)(4)(d).

- To the extent your equity in the earnings of equity method investees is reviewed by your chief operating decision maker in evaluating your segments, please revise future filings to disclose your equity method income by reportable segment. Refer to paragraph 27(g) of SFAS 131.

Exhibit 31.1 and 31.2

4.   We note that the certifications filed as Exhibits 31.1 and 31.2 were did not include the introductory language in paragraph 4 and paragraph 4(b) even though the transition period for these omissions has ended. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Accordingly, please file an amendment to your Form 10-K that includes the cover page, an explanatory note, the signature page and paragraphs 1, 2, 4 and 5 of the certifications of each of your current CEO and CFO as set forth in Item 601(b)(31) of Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Martin James, Senior Assistant Chief Accountant at (202) 551-3671 with any other questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief